CIBT EDUCATION GROUP INC.
International Head Office:
Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7
Tel: 604.871.9909 Fax: 604.871.9919
Email: info@cibt.net Web: www.cibt.net

CIBT Reports Second Quarter and Six Month Results

April 16th 2009 CNW Group: CIBT Education Group Inc. (the "Company") (NYSE Amex & TSXV symbol: MBA) is pleased to report its fiscal 2009 second quarter operating results as of February 28, 2009.

For the three months ending February 28, 2009, the Company's gross revenues totalled $9,866,359 as compared to $8,978,829 for the three months ending March 31, 2008, an increase of 10%. The Company generated an EBITDA (Earnings Before Interest Taxes Depreciation & Amortization) of $593,927 for the three months ending February 28, 2009 compared to $351,928 for the three months ending March 31, 2008. Adjusting the EBITDA for stock-based compensation, a non-cash expense item that has no impact on the Company's operating cash flow, would result in an adjusted EBITDA of $778,147. The Company incurred a net loss of $76,812 for the three months ending February 28, 2009.

For the six months ending February 28, 2009, the Company's gross revenue totaled $20,387,268 as compared to $12,095,742 for the six months ending March 31, 2008, an increase of 69%. EBITDA for the six months ending February 28, 2009 was $1,361,747 as compared to a loss of $342,892 for the six months ending March 31, 2008. Adjusting the EBITDA for the non-cash stock-based compensation expense would result in an adjusted EBITDA of $1,762,922. Net income for the six months ending February 28, 2009 was $72,857.

Using an EBITDA analysis allows management to isolate financial statement items that contribute to the changes in income (loss) figures.

To view a copy of the Company's interim financial statements for the three months ending February 28, 2009, please visit www.sedar.com or www.sec.gov/edgar.shtml.

CIBT Education Group Inc.

"Toby Chu"

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net